October 26, 2011

VIA COURIER AND EDGAR

Re:	Walter Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-13711

Mr. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010

Washington, D.C. 20549

Dear Mr. Schwall:

We are writing in response to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 12, 2011 (the “Comment Letter”) relating to the Form 10-K of Walter Energy, Inc. (the “Company”) for the Fiscal Year ended December 31, 2010, as filed by the Company on February 28, 2011, and the Form 10-Q for the Fiscal Quarter ended June 30, 2011, as filed by the Company on August 9, 2011. For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and indicated our response to it directly below each comment. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Form 10-K or the Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2010

Description of property, page 35

1.                                      We note your response to prior comments four and five from our letter dated August 19, 2011 indicates you intend to make the requested modifications to your future filings.  Please provide a copy of the appropriate sections or pages with your proposed changes.

Response: With respect to the Staff’s comments, please see Exhibit I to this letter for a copy of the appropriate sections and pages indicating our proposed changes to be used in future filings.

Natural Gas Reserve Quantities, page F-41

2.                                      We note your response to prior comment eight from our letter dated August 19, 2011.  Pursuant to Item 1202(a)(7) of Regulation S-K, please expand the disclosure in your filing to address the internal controls that you use in your reserve estimation, other than your contract with Ryder Scott. As part of that disclosure, indicate the qualifications of the Walter Energy employee who receives the third party report.  Provide a cross-reference to Exhibit 99.1 for the qualifications of the third party engineers.

Response: With respect to the Staff’s comments, we suggest disclosure on all future filings be enhanced to include the following wording:

“All of our production of natural gas is coal-bed methane based and produced within one contiguous field associated with the Black Warrior Basin of Alabama, United States. Net quantities of proved developed and undeveloped natural gas reserves as of December 31, 2010 presented in the tables below are based on reserve estimates prepared for the Company by the independent petroleum consultants Ryder Scott Company, L.P. in accordance with Securities and Exchange Commission (“SEC”) guidelines and included herein as Exhibit 99.1 to the Form 10-K. The preparation of the Company’s reserve estimates by Ryder Scott Company, L.P. was overseen by the Company’s internal petroleum engineers, each with more than 20 years experience in the industry. This oversight was completed in accordance with the Company’s prescribed internal control procedures, which includes the review and validation of company provided input data for historical costs and production volumes as well as a multi-functional management review and validation of reserve estimates prepared by Ryder Scott Company, LP. These individuals both have Bachelor of Science degrees in petroleum engineering from accredited universities. Both individuals are officers of the Coalbed Methane Association of Alabama and one is a member of the Geological Sciences Advisory Board of the University of Alabama. The conclusions presented in Ryder Scott’s report were the results of technical analysis conducted by teams of geoscientists and engineers and validated by those of our own. The qualifications of the technical person responsible for overseeing the estimation and evaluation process with respect to the preparation of Ryder Scott’s reserve report are included in Exhibit 99.1 to the Form 10-K. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of estimate.”

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Form 10-Q for Fiscal Quarter Ended June 30, 2011

Controls and Procedures, page 42

3.                                      We note from your response to prior comment 12 from our letter dated August 19, 2011 that in “our future periodic filings we will only refer to the last fiscal quarter in accordance with Item 308(c) of Regulation S-K.” Additionally, please confirm that you will refrain from qualifying your disclosure with the use of the term “significant” when disclosing whether there were any changes during the applicable period to your internal control over financial reporting.

Response: With respect to the Staff’s comments we confirm that in future releases and filings with the SEC we will not use the term significant when disclosing whether there were any changes during the applicable period to our internal controls over financial reporting.

Please do not hesitate to call our outside counsel, Peter Gordon (at 212-455-2605) or Thomas Lamprecht (at 212-455-3486), each of Simpson Thacher & Bartlett LLP, or myself (at 205-745-2674) with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Robert P. Kerley
Robert P. Kerley
Chief Accounting Officer

cc:	Securities and Exchange Commission
Jennifer O’Brien, Esq.

Walter Energy, Inc.
Walter Scheller, Chief Executive Officer
Keenan Hohol, Esq., Interim General Counsel

Simpson Thacher & Bartlett LLP
Peter Gordon, Esq.
Thomas Lamprecht, Esq.

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EXHIBIT I

A)                                   2011 Form 10-K Page 3 — Glossary — Previous definition of “Indicated (Probable) reserves”

Revised wording:

Probable reserves . ~~Indicated (Probable) reserves~~.  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

B)                                   2011 Form 10-K Page 4 — Glossary — Previous definition of “Measured (Proven) reserves”

Revised wording:

Proven reserves. ~~Measured (Proven) reserves~~.  Reserves for which: (a) quantity is computed from dimensions revealed in outcrops (part of a rock formation that appears at the surface of the ground), trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

C)                                   2011 Form 10-K Page 36 — Estimated Recoverable Coal Reserves Table — Column Headings “Measured” and “Indicated”

Revised column headings:

ESTIMATED RECOVERABLE (1) COAL RESERVES

AS OF DECEMBER 31, 2010

(In Thousands of Tons)

			Reserves			Classifications(3)		Our Interest
Mine	Status of Operation	Coal Beds	Recoverable Reserves(1)	Assigned(2)	Unassigned(2)	Proven ~~Measured~~	Probable ~~Indicated~~	Owned	Leased(4)	Reportable Acres

D)                                   2011 Form 10-K Page 37 — Footnote 3 to Estimated Recoverable Coal Reserves Table —Use of “Measured” and “Indicated”

Revised wording:

(3)           The recoverable reserves (demonstrated resources) are the sum of “Proven” ~~“Measured”~~ and “Probable” ~~“Indicated”~~ resources. Proven ~~“Measured”~~ coal extends 1/4 mile from any point of observation or measurement. Probable ~~“Indicated”~~ coal is projected to extend from 1/4 mile to 3/4 miles from any point of observation or measurement. Inferred coal extends from 3/4 mile to 3 miles from any point of observation or measurement. Inferred resources are not included in the recoverable reserves. See Glossary for definition of Proven ~~“Measured” (Proven)~~ and Probable ~~“Indicated” (Probable)~~ reserves.

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E)                                    2011 Form 10-K Page 45 — Blue Creek Coal Reserves Expansion Plan —Use of “reserve base”

Revised wording:

Blue Creek Coal Reserves Expansion Plan

We continue to make progress on our plan to acquire and develop approximately 170.0 million tons of Blue Creek Coal reserves to the northwest of our existing mines, which would more than double our current coking coal reserves ~~reserve base~~ in Alabama. These additional reserves include the approximately 52.0 million tons of Chevron Mining, Inc. coal reserves as well as the lease for 22.2 million tons of coal reserves signed in 2010, both discussed above.

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